Entourage Mining Ltd.
A Mineral and Gemstone Exploration Company
Suite 614-475 Howe Street, Vancouver BC V6C2B3
OTCBB: ETGMF

Entourage Mining Intersects Kimberlite on Second Target in
Smeaton Drilling

VANCOUVER, Canada (February 13, 2006) Entourage Mining Ltd. (“Entourage” or the “Company”) (OTCBB:ETGMF) wishes to report on the 2006 winter diamond-drilling program being carried out in the Weirdale-Smeaton area of Saskatchewan. Ivan Young, P. Geo, and a “qualified person” as that term is defined in NI 43-101 has informed the Company that drilling on the second anomaly, D-WJ-7 has intersected kimberlite at a depth of 194.1 meters. Here is a summary of the drilling completed to date:

Target One Anomaly C-Gpp-2
Further to the Company news release, dated January 10, 2006, wherein the Company stated: “the Operator intersected kimberlite (WD-2*) or a closely related kimberlitic rock type (now established as kimberlite from petrographic analysis) on the first target in the Smeaton/Forte a la Corne diamond prospect drilling program”, the Company has drilled an additional hole (WD-3) on this magnetic anomaly. WD-3 was drilled into this magnetic anomaly 30 meters north east of WD-2 This hole was completed at a depth of 349.0 meters. Kimberlite was intersected in WD-3 from 181.0 meters to 332.7 meters. (*Drill hole WD-1 was drilled with incorrect GPS co-ordinates and is not considered meaningful in the Company’s data)

Target Two Anomaly D-WJ-7
WD-4 was drilled to test magnetic anomaly D-WJ-7, located 11.8km north east of magnetic anomaly C-Gpp-2. This hole was completed at a depth of 288.6 meters where abnormal drilling conditions were encountered. Kimberlite was intersected in WD-4 from 194.1 meters to 281.3 meters.

Mr. Young also reports that: “drill core from WD-3 (Target #1, second drill hole) is being split and will be sent to the Saskatchewan Research Council in Saskatoon for caustic fusion for diamond recovery and indicator mineral analysis.”

Kimberlite is being used as a “field term” in this news release pending completion of detailed petrographic work. Ivan Young has reviewed the contents of this news release.

Entourage Mining Ltd. is an exploration mining company actively exploring for diamonds in the Forte a la Corne region of Saskatchewan Canada as well as uranium in the Athabasca area of Saskatchewan and Costebelle Township, Quebec Canada and for gold and silver in Nevada.

On behalf of the Board,
Entourage Mining Ltd.
“Gregory Kennedy”
President

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.’s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.’s operations. These and other risks are described in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656
craig@entouragemining.com or visit the Company website at
www.entouragemining.com.

Telephone: 604-669-GEMS	Email: info@entouragemining.com	Facsimile: 604-669-4368